Exhibit 99.5

For immediate release
September 7, 2010

Press Release

NWT Uranium Corp Signs Memorandum of Understanding
With Vietnam Atomic Energy Institute

Toronto, Ontario – NWT Uranium Corp. (TSX-V: NWT, Frankfurt: NMV) (“NWT” or “The Company”) is pleased to announce that it has signed a Memorandum of Understanding (“MOU”) with Vietnam Atomic Energy Institute (“VAEI”). The Socialist Republic of Vietnam has classified Uranium as a mineral of national interest with all uranium related agreements approved directly from the highest levels of government. Discussions regarding NWT’s potential involvement in Vietnam’s uranium exploration sector have been ongoing over the past year with various government agencies involved. This MOU will set the roadmap for continued and further co-operation between NWT and VAEI.

Under the current MOU, NWT will be directly involved in all aspects of Uranium exploration including analyzing and assessing uranium ore, evaluating technical and economic feasibility of properties and ultimately, and assistance with developing the Country’s nuclear energy sector.

The management team of NWT Uranium believes that this MOU is the first step to realizing its strategy in Vietnam of discovering, exploring and mining Uranium properties in the country. In conjunction with the Institute for Technology of Radioactive Rare Elements (“ITRRE”), a government agency reporting to VAEI, NWT is currently planning to execute the terms of this agreement.

Contact and Information

Nadir Mirza, Investor Relations
Tel.: (416) 504-3978
nmirza@nwturanium.com
www.nwturanium.com